東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

04030694

1st June, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b) <u>Under the Securities Exchange Act of 1934 (the "Act")</u>

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 31st May, 2004.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

dlw 6/15

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓　電話：2613 6363　傳真：2581 9823

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 230)

CONTINUING CONNECTED TRANSACTION

Reference is made to the announcement of the Company dated 16th October, 2003 in relation to, amongst other things, the connected transaction under the Previous Tenancy Agreement made between Texion as landlord and Brena as tenant. As the Previous Tenancy Agreement is due to expire on 31st May, 2004, Brena has on 31st May, 2004 entered into the Tenancy Agreement with Texion for a further term of 2 years from 1st June, 2004 to 31st May, 2006.

Texion is a wholly-owned subsidiary of Minmetals HK and Minmetals HK is interested in approximately 53.95% of the entire issued share capital of the Company as at the date hereof. Accordingly, the Tenancy Agreement constitutes a continuing connected transaction of the Company.

Since the aggregate sum of the annual rent and the service, management and air-conditioning charges payable by Brena under the Tenancy Agreement represents less than 2.5% of the applicable percentage ratios of the Company, no independent shareholders' approval is required. Pursuant to Rule 14A.46 of the Listing Rules, details of the Tenancy Agreement will be included in the published annual reports and accounts of the Company of each of the relevant financial years.

BACKGROUND

Reference is made to the announcement of the Company dated 16th October, 2003 in relation to, amongst other things, the connected transaction under the Previous Tenancy Agreement made between Texion as landlord and Brena as tenant. As the Previous Tenancy Agreement is due to expire on 31st May, 2004, Brena has on 31st May, 2004 entered into the Tenancy Agreement with Texion for a further term of 2 years from 1st June, 2004 to 31st May, 2006. Details of the Tenancy Agreement are set out below.

THE TENANCY AGREEMENT

Date:	31st May, 2004
Parties:	Texion as landlord and Brena as tenant
Premises leased:	18th Floor, China Minmetals Tower, No. 79 Chatham Road South, Tsimshatsui, Kowloon
Duration of tenancy:	2 years from 1st June, 2004 to 31st May, 2006
Rent:	The rent (exclusive of rates, service, management and air-conditioning charges) shall be HK$63,723.00 per calendar month payable in cash and in advance on the first day of each calendar month
Tenant's share of service, management and air-conditioning charges:	HK$24,331.00 per calendar month

The aggregate sum of the annual rent and the service, management and air-conditioning charges payable by Brena under the Tenancy Agreement is approximately HK$1,056,648.00. The annual rent payable by Brena under the Tenancy Agreement decreases by approximately 21% as compared with the Previous Tenancy Agreement because the Group has installed its own furniture and fixtures at the Property.

The terms of the Tenancy Agreement were agreed by the parties after arm's length negotiation and are on normal commercial terms. The monthly rent and the service, management and air-conditioning charges were determined with reference to those payable by the other tenants of the China Minmetals Tower and the floor size of the Property and the monthly rent payable by Brena is in line with the rental payable by other third party tenants of the China Minmetals Tower and the prevailing open market rent of other premises with conditions comparable to those of the Property.

REASONS FOR THE CONTINUING CONNECTED TRANSACTION

The Company has been occupying the Property as its head office since 2001. The Directors (including the independent non-executive Directors) consider that the terms of the Tenancy Agreement are fair and reasonable in so far as the Company and its shareholders are concerned.

INFORMATION ON THE GROUP AND TEXION

The principal activities of the Group include: (i) manufacturing and trading of industrial lubricant products and doors and timber products; (ii) specialised construction contracting for electrical and mechanical engineering projects and construction and environmental protection projects; and (iii) property development and leasing.

Texion is a wholly-owned subsidiary of Minmetals HK, principally engaged in property holding and is the sole owner of the China Minmetals Tower.

CONTINUING CONNECTED TRANSACTION

Texion is a wholly-owned subsidiary of Minmetals HK and Minmetals HK is interested in approximately 53.95% of the entire issued share capital of the Company as at the date hereof. Accordingly, the Tenancy Agreement constitutes a continuing connected transaction of the Company.

Since the total annual rental payable by Brena under the Tenancy Agreement represents less than 2.5% of the applicable percentage ratios of the Company, no independent shareholders' approval is required. Pursuant to Rule 14A.46 of the Listing Rules, details of the Tenancy Agreement will be included in the published annual reports and accounts of the Company of each of the relevant financial years.

As stated in the Company's announcement dated 27th May, 2004, there were negotiations of a licence agreement to be entered into between another wholly-owned subsidiary of the Company and another wholly-owned subsidiary of Minmetals HK in relation to the leasing of the portion of the 16th Floor of the China Minmetals Tower. In the event that the aforesaid licence agreement is finally entered into, the Company will comply with all the disclosure and/or approval requirements under the Listing Rules.

Save as those disclosed in this announcement, neither the Company nor any of its subsidiaries has entered into any tenancy agreement in relation to other floors of the China Minmetals Tower.

LIST OF DIRECTORS

As at the date hereof, the board of Directors of the Company comprises eight Directors, of which five are executive Directors, namely Mr. Lin Xizhong, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive Directors, namely Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.

DEFINITIONS

"Brena"	Brena Company Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of the Company
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on The Stock Exchange of Hong Kong Limited
"Directors"	the directors (including the independent non-executive directors) of the Company
"Group"	the Company and its subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Minmetals HK"	China Minmetals H.K. (Holdings) Limited, a company incorporated in Hong Kong with limited liability
"Previous Tenancy Agreement"	the tenancy agreement dated 10th July, 2003 entered into between Texion as landlord and Brena as tenant
"Property"	the premises situated at 18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong
"Tenancy Agreement"	the tenancy agreement dated 31st May, 2004 entered into between Texion as landlord and Brena as tenant
"Texion"	Texion Development Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of Minmetals HK

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 31st May, 2004

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：230)

持續關連交易

謹此提述本公司日期為二零零三年十月十六日(其中包括)有關企元(作為業主)及爭輝(作為租戶)簽訂原租約之關連交易公佈。鑒於原租約於二零零四年五月三十一日屆滿，爭輝已於二零零四年五月三十一日與企元簽訂一份續租兩年之租約，由二零零四年六月一日起至二零零六年五月三十一日止。

企元乃香港五礦之全資附屬公司及香港五礦於本公佈之日期持有本公司所有已發行股本約53.95%。因此，租約構成本公司之持續關連交易。

由於爭輝按照租約需支付之年租及服務費、管理費及空調費總額佔適用於本公司之百分比率少於2.5%，故毋須獲得獨立股東之批准。根據上市規則第14A.46條，租約之詳情將刊載於本公司各相關財政年度之年報及會計帳目內。

背景資料

謹此提述本公司日期為二零零三年十月十六日(其中包括)有關企元(作為業主)及爭輝(作為租戶)簽訂原租約之關連交易公佈。鑒於原租約於二零零四年五月三十一日屆滿，爭輝已於二零零四年五月三十一日與企元簽訂一份續租兩年之租約，由二零零四年六月一日起至二零零六年五月三十一日止。租約之詳情列載如下：

租約

日期：	二零零四年五月三十一日
訂約方：	企元(作為業主)及爭輝(作為租戶)
租賃物業：	九龍尖沙咀漆咸道南79號中國五礦大廈18樓
租約年期：	由二零零四年六月一日至二零零六年五月三十一日為期兩年
租金：	每月租金(未計入差餉、服務費、管理費及空調費)為63,723.00港元，於每月之首日以現金預繳
租戶應付之服務費、管理費及空調費：	每月24,331.00港元

爭輝按照租約需支付之年租及服務費、管理費及空調費總額約為1,056,648.00港元。爭輝按照租約需支付之年租較原租約減少約21%，此乃由於本集團於該物業內自置傢俱及裝修。

租約之條款乃訂約雙方經公平磋商及按一般商業條款訂立。月租及服務費、管理費及空調費乃經參考中國五礦大廈之其他租戶所支付之租金金額及該物業之面積釐定，而爭輝需支付之月租與中國五礦大廈其他第三者租戶需繳付之租金及與該物業情況相類似之其他單位之現行公開市場租值一致。

持續關連交易之原因

本公司自二零零一年起已佔用該物業作為其總辦事處。董事(包括獨立非執行董事)認為租約之條款就本公司及其股東而言屬公平合理。

本集團及企元資料

本集團之主營業務包括：(i)工業潤滑油產品與閥門類及木製品之製造及貿易；(ii)機電工程項目與建築及環境保護項目之專業建築業務；及(iii)房地產發展及租賃。

企元乃香港五礦之全資附屬公司，其主要業務為持有物業，亦為中國五礦大廈之唯一擁有人。

持續關連交易

企元乃香港五礦之全資附屬公司及香港五礦於本公佈之日期持有本公司所有已發行股本約53.95%。因此，租約構成本公司之持續關連交易。

由於爭輝按照租約需支付之年租總額佔適用於本公司之百分比率少於2.5%，故毋須獲得獨立股東之批准。根據上市規則第14A.46條，租約之詳情將刊載於本公司各相關財政年度之年報及會計帳目內。

誠如本公司日期為二零零四年五月二十七日之公佈所載述，本公司之另一間全資附屬公司與香港五礦之另一間全資附屬公司正在就租用中國五礦大廈16樓部份物業之使用合約進行商談。倘前述之使用合約最終達成，本公司將遵守上市規則內各項披露及／或批准之規定。

除本公佈所披露者外，本公司及其任何附屬公司均無簽訂中國五礦大廈其他樓層之租賃合約。

董事名單

於本公佈之日期，本公司董事會由八名董事組成，其中五名為執行董事，即林錫忠先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；三名為獨立非執行董事，即林濬先生、馬紹援先生及譚惠珠女士。

釋義

「爭輝」	指	爭輝有限公司，於香港註冊成立之有限公司，其為本公司之全資附屬公司
「本公司」	指	東方有色集團有限公司，於百慕達註冊成立之有限公司，其股份於香港聯合交易所有限公司上市
「董事」	指	本公司之董事(包括獨立非執行董事)
「本集團」	指	本公司及其附屬公司
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「香港五礦」	指	中國五礦香港控股有限公司，於香港註冊成立之有限公司
「原租約」	指	日期為二零零三年七月十日由企元(作為業主)及爭輝(作為租戶)簽訂之租約
「該物業」	指	位於香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓之物業
「租約」	指	日期為二零零四年五月三十一日由企元(作為業主)及爭輝(作為租戶)簽訂之租約
「企元」	指	企元國際有限公司，於香港註冊成立之有限公司，其為香港五礦之全資附屬公司

承董事會命
董事總經理
王幸東

香港，二零零四年五月三十一日

* *僅供識別*